SUB-ITEM 77E:
Legal Proceedings


11. Litigation
Beginning in late 2007, lawsuits were filed in federal and state courts in Tennessee and Alabama relating to certain fixed income funds managed by the Adviser, including the Funds. Certain of the cases were filed as putative class actions on behalf of investors who purchased shares of the Funds from December 2004 through February 2008 and other cases were filed as actions on behalf of one or more individuals or trusts. The complaints name various entities and individuals as defendants including, among others, the former investment adviser, Morgan Asset Management, Inc., as well as Morgan Keegan & Company, Inc., Regions Financial Corporation and several affiliates, certain former directors and former officers of the Funds, the Funds former portfolio managers and, in two cases, the Company. The complaints generally allege that the defendants misrepresented or failed to disclose material facts relating to portfolio composition, fair valuation, liquidity and risk in Fund registration statements and other documents. In those cases in which the Company is named as a defendant, plaintiffs seek unspecified damages and reasonable costs and, in some cases, attorneys fees. Each of the cases is at a preliminary stage. No responses to the complaints have been filed and no classes have been certified in any of the putative class actions.

Claims substantially similar to those described above have been made in lawsuits filed in the federal and state courts in Tennessee and Alabama concerning certain closed-end funds also managed by the Adviser. On September 23, 2008, the cases pending in federal court in the Western District of Tennessee in which the Company is a defendant, and other cases pending in that court involving the same or similar claims against other defendants, were consolidated into a single proceeding encaptioned In re Regions Morgan Keegan Open-End Mutual Fund Litigation.

On October 17, 2008, the defendants in the above-referenced cases filed a motion with the Judicial Panel on Multidistrict Litigation to consolidate in the United States District Court for the Western District of Tennessee the cases in which the Funds are defendants and other cases involving the same or similar claims, including cases involving the closed-end funds managed by the Adviser.

No estimate of the effect, if any, of these lawsuits on the Funds can be made at this time.